UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ustocktrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Grove Street, Suite 2-400, Newton, MA 02466

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest D. Kappotis (978-335-7015)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MFA Moody, Famiglietti & Andronico

(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest D. Kappotis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ustocktrade Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATLYN BURNHAM
Notary Public
Massachusetts
Commission Expires May 4, 2023

Ernest D. Kappotis

Signature

FINOP

Title

Katlyn Burnham

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ustocktrade Securities, Inc.
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2018



COMPANIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Ustocktrade Securities, Inc.
Newton, Massachusetts

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ustocktrade Securities, Inc. (Company), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
We have served as the Company's auditor since 2017
Tewksbury, Massachusetts
March 1, 2019

Ustocktrade Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets:

Cash and cash equivalents	$	493,823
Cash segregated under federal regulations		2,480,000
		2,973,823
Stocks borrowed receivable		1,984,810
Deposits with clearing organizations		923,729
Omnibus receivable		314,525
Prepaid expenses		123,303
Equity securities		26,883
Total assets	$	6,347,073

Liabilities and Stockholder's Equity

Liabilities:

Bank line of credit	$	-
Payable to customers		2,703,194
Accounts payable and accrued expenses		499,790
Due to parent		107,797
		3,310,781

Stockholder's equity:

Common Stock, $1 par value, authorized 1,000 shares, issued 1,000 shares, outstanding 1,000 shares		1,000
Additional paid-in capital		9,968,832
Accumulated deficit		(6,933,540)
Total stockholder's equity		3,036,292
Total liabilities and stockholder's equity	$	6,347,073

The accompanying notes are an integral part of these financial statements.

Ustocktrade Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

1. Organization

Ustocktrade Securities, Inc. (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is one hundred percent owned by its parent, Ustocktrade, LLC. The Company runs an Alternative Trading System ("ATS") and conducts general securities business activities through both fully-disclosed and omnibus capacities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volumes and price levels of securities, changes in interest rates, and securities brokerage services, all of which impact the Company's liquidity.

The Company's main office is located in Newton, Massachusetts. The Company maintains both a fully-disclosed and omnibus clearing relationship with Electronic Transaction Clearing Corp. ("ETC") in Los Angeles, California.

Liquidity Risk — The Company identifies that its liquidity risk, around its ability to satisfy obligations and recover its costs, will be dependent upon future financial performance. In 2019 Management has plans to free up capital and reduce stock loan fees.

In 2018 the Company relied primarily on its $1,220,794 of unrestricted cash balances at December 31, 2017 and $4,350,000 of cash contributions received from its parent in 2018 to fund its operations. Additionally in 2018, a $750,000 loan from the parent was converted into capital of the Company, and the Company paid down the entire $1,247,666 loan balance outstanding at December 31, 2017 from its primary bank, Avidia Bank.

If Management's plans are not met, the Company may preserve liquidity by controlling operating costs. Additionally, the parent continues to be committed to contributing capital to the Company. In 2017 and 2018, the parent has contributed $2,299,000 and $5,100,000 respectively.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Basis of Accounting — The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. The Company's Statement of Financial Condition and Statement of Operations are prepared on an accrual basis. The Company's Reserve Calculation determined in accordance with SEC Rule 15c3-3(e) is calculated on a settlement-date basis.

Cash and Cash Equivalents — The Company considers as cash and cash equivalents all short-term investments with an original maturity of three months or less.

Stocks Borrowed Receivable — Stocks borrowed receivable represents the contract value of the cash collateral posted in connection with securities borrowed from other broker-dealers.

Revenue Recognition —

<u>Proprietary Trading Gains</u>:

In 2018 the Company conducted proprietary trading through a brokerage account held at ETC. This trading only involves the Company's capital. In 2018 the Company realized net proprietary trading gains. The Company records proprietary trading realized gains or losses based on increase or decrease in its proprietary trading cash on an ongoing basis. The Company records proprietary trading unrealized gains or losses based on the market value of long or short positions in its proprietary trading account. The Company pays clearing fees to its clearing agent, ETC for all proprietary trades at the point of execution.

<u>Revenue from Contracts with Customers</u>:

    <u>ATS Trading Fees</u>:

    The Company charges a $1 per trade fee for each customer transaction on its ATS.

    These trading fees and associated clearing expenses are recorded on a trade-date basis.

    <u>ATS Membership Fees</u>:

    The Company charges each customer account $1 per month as a membership fee for using its ATS.

    In accordance with ASU 2014-09, beginning on January 1, 2018, the Company recognizes revenue by identifying its contracts with its customers, identifying the performance obligations within those contracts, determining the transaction price, allocating the transaction price, and by recognizing revenue when or as the Company has satisfied a performance obligation.

    The Company determined that no adjustments are necessary to stockholder's equity as of January 1, 2018 upon the adoption of this guidance.

1. *Identifying its contracts with customers.* Customers open trading accounts from which trades may be executed. The Company holds custody of its Customers' invested cash and is obligated as such contractually, and under the SEC Customer Protection Rule. The Company does not ask its Customers for any separate compensation for these custody services.

2. *Identifying the performance obligations within those contracts.* A Customer Contract does not exist until the first trade is executed (whether or not a Customer trading account has been opened), however any trades beyond the first trade are optional customer transactions. The Company is obligated to provide its Customers with trade execution services, which are purchased by the Customers on an ongoing basis, per the interpretation of ASC 606.

3. *Determining the transaction price(s) associated with client contracts.* Customers pay $1 per trade (purchase or sale) execution, charged to the Customer account at that time.

4. *Allocating such transaction price(s).* Customers pay $1 per trade (purchase or sale), charged to the Customer account at that time. Customers pay $1 per account held on a monthly basis as a membership fee.

5. *Recognizing revenue when a performance obligation(s) has been satisfied.* Revenue is recognized for trade execution services ($1 per trade) at the time of execution (charged to the Customer account), and revenue is recognized for membership services ($1 per customer account held) on a month-to-month basis (if such account is held) and charged to the Customer account.

Recently Adopted Accounting Guidance:

In May 2016, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). The Company adopted ASU 2014-09 effective January 1, 2018 using the modified retrospective method.

The Company adopted ASU 2016-18, *Restricted Cash* (Topic 230) in 2018. When cash, cash equivalents, restricted cash, and restricted cash equivalents are presented in more than one line on the balance sheet, this new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation is presented on the face of the statement of cash flows for the year ended December 31, 2018. The Company's Cash segregated under federal regulations represents its restricted cash.

Income Taxes — The Company's method of accounting for income taxes conforms with FASB ASC 740-10.

FASB ASC 740-10 prescribes that income tax expense must be generally recognized when income is earned. Credits or other items that reduce this tax are recognized only if it is more likely than not that the reductions will be sustained by tax authorities.

Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

In December 2017 Congress passed the Tax Cuts and Jobs Act ("TCJA") which eliminates net operating loss carrybacks while providing indefinite net operating loss carryforwards, limited to 80% of taxable income beginning in 2018.

The TCJA also reduced the Company's federal tax rate to 21% effective January 1, 2018.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Fair Value — As required by the *fair value* topic of the *FASB Accounting Standards Codification,* fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at a measurement date. The *fair value* topic also establishes a framework for measuring fair value, and a three-level hierarchy for such measurement, based upon the transparency of inputs to the valuation of an asset or liability.

The three-tier *fair value* hierarchy of inputs is summarized, as follows:

- Level 1 — quoted prices in active markets for identical investments
- Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 — significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodologies used for valuing securities are not necessarily indicative of the risk(s) associated with investing in those securities.

The Company owned $26,883 of equity securities at December 31, 2018. The *fair values* of those securities were determined based on the Level 1 observation as quoted prices in active markets were used.

3. Cash Segregated Under Federal Regulations

Cash has been segregated in a fully segregated Special Reserve Account for the Exclusive Benefit of Customers maintained pursuant to SEC Rule 15c3-3 at Avidia Bank. The cash is held for the benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). Additionally, this segregated cash is deducted from aggregate indebtedness in the computation of excess net capital, pursuant to SEC Rule 15c3-1.

4. Net Capital Requirements

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 240.15c3-1, which, under the Alternative Method, requires the ongoing maintenance of the greater of a minimum net capital of $250,000 or 2% of the Company's Total 15c3-3 Debits from its Computation for Determination of Reserve Requirements ("Aggregate Debits"), both as defined. Both net capital and total 15c3-3 debits can fluctuate on a moment-to-moment basis during the trading day.

At December 31, 2018 the Company had net capital of $2,378,760 which was $2,128,760 in excess of its minimum required net capital of $250,000. The Company's percentage of Net Capital-to-Aggregate Debits was 756.3%.

5. Possession or Control Requirements

The Company maintains and controls customer funds within its fully segregated Special Reserve Account for the Exclusive Benefit of Customers maintained pursuant to SEC Rule 15c3-3 at Avidia Bank, for the purposes of trading securities, through the Company's Omnibus clearing arrangement with ETC. The Company's Payables to Customers is disclosed in the Statement of Financial Condition.

6. Bank Line of Credit

The Company accessed $1,247,666 of a bank line of credit from Avidia Bank in 2017 to assist in the funding of its business operations. During 2018 the Company was able to borrow up to $1,250,000 at a time under this line of credit. In March 2018 the Company paid $750,000 of its loan balance, and the available line of credit was reduced to $500,000. Then, the Company repaid its remaining $497,666 of the loan balance over the last nine months of 2018. None of the Company's 2018 loan payments were required by the bank. As of December 31, 2018 the entire $500,000 line of credit was available.

The annual interest rate for the line of credit was 3.5% above the bank's money market rate. The parent guarantees this demand line of credit, for which there is no maturity and for which there are no significant covenants other than the Company cannot use its proceeds to purchase margin securities.

7. Related Party Transactions

In 2018 the Company received a total of $5,100,000 in capital contributions from its parent, which included the conversion of a 2017 interest-free business loan of $750,000 from its parent into capital. The parent owns 100% of the Company.

The Company has an expense-sharing agreement with its parent, where the parent consistently pays the Company's registered principals, operational employees, rent, employee health insurance, and other operating expenses. The Company reimburses the parent on a monthly basis.
At December 31, 2018 the Company owed the parent $107,797.

8. Occupancy

The Company has a month-to-month rental agreement for its main office in Newton, Massachusetts.

9. Subsequent Events

The Company has not observed any events subsequent to December 31, 2018 and before the issuing date of this report on March 1, 2019.

10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company does not have any off-balance sheet risk as it does not have any assets or liabilities which are not reported on its financial records. The Company holds its cash and cash equivalents at high credit quality financial institutions where such assets are federally insured.

11. Omnibus Receivables

Pursuant to a clearing agreement with ETC, the Company introduces all of its ATS securities transactions to ETC on an omnibus basis.

Under certain conditions, as defined in the omnibus clearing agreement, the Company has agreed to indemnify ETC for losses, if any, which it may sustain from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and ETC monitor collateral on the Company's introduced transactions. All of the Company's securities transactions and the corresponding receivables from the clearing broker comply with the provisions of the clearing agreement.

12. Deposits with Clearing Organization

In accordance with its omnibus clearing relationship with ETC, the Company maintains a clearing deposit of $150,000 at all times with ETC for member accounts. In accordance with its proprietary trading relationship with ETC, the Company maintains a clearing deposit of $25,000 at all times with ETC.

Additionally, at December 31, 2018 the Company's proprietary trading account held cash of $743,726 at ETC.

13. Stocks Borrowed Receivable

The Company borrows stock for a fee from broker-dealers on a daily basis to assist in meeting the demand for securities sought by the Company's customers. Each day, the contract value of the stocks borrowed is recorded as a Company receivable; however the amount of the receivable considered net capital ("secured") pursuant to SEC Rule 15c3-1 is limited to the market value of the stocks borrowed marked-up by 5%. The remainder of the contract value is considered an unsecured receivable, and therefore not part of net capital.

14. Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

In December 2017 Congress passed the Tax Cuts and Jobs Act ("TCJA") which eliminates net operating loss carrybacks while providing indefinite net operating loss carryforwards, limited to 80% of taxable income beginning in 2018.

The TCJA also reduced the Company's federal tax rate to 21% effective January 1, 2018. Pursuant to the TCJA, the Company has remeasured its prior years' tax-loss carry-forwards through December 31, 2017 to the 21% corporate tax rate.

At December 31, 2017 the Company had a total operating tax-loss carry-forward balance of $654,352. For the year-ended December 31, 2018 the Company both incurred a loss in operations and the net effect was that the Company's total tax-loss carry-forward balance was increased by $801,691 to $1,456,043.

Since the Company has no history of operating income to-date, these tax-loss carry-forward allowances have been fully reserved, and are not presented within the financial statements. The Company has no other tax assets or liabilities at December 31, 2018.

The following schedule lists the Company's tax-loss carry-forward balances upon remeasurement according to the TCJA:

Year-Ended	Tax-Loss Carry-Forward
2012	$ 19,759
2013	14,779
2014	33,380
2015	165,834
2016	214,558
2017	206,042
2018	801,691
Balance at 12/31/2018	$ 1,456,043

The Company's tax-loss carry-forwards extend indefinitely.

15. Statement Related to Exemption Provision (Possession and Control):

The Company has one account on a fully disclosed basis with ETC which operates pursuant to the Paragraph (k)(2)(ii) exemption to SEC Rule 15c3-3.

Ustocktrade Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities & Exchange Commission
As of December 31, 2018

Net capital:				
Total consolidated stockholder's equity			$	3,036,292
Total capital and allowable subordinated borrowings				3,036,292
Deductions/charges:				
Nonallowable assets:				
Unsecured Stocks Borrowed Receivable		447,438		
Prepaid Expenses		123,303		
Cash at Foreign Bank		82,759		653,500
Net capital before haircuts on securities positions (tentative net capital)				2,382,792
Haircuts on securities				4,032
Net capital			**$**	**2,378,760**
Computation of Alternative Method net capital requirement:				
Minimum net capital required:				
Ustocktrade Securities, Inc.	$	250,000		
2% of Aggregate Customer Protection Debits	$	6,291		
Minimum net capital required (greater of two above)			**$**	**250,000**
Excess net capital			**$**	**2,128,760**
Percentage: Net Capital to Aggregate Customer Protection Debits				756.3%

See independent auditor's report.

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2018

Net capital, as reported in Company's	$	2,378,760
Part II (unaudited) FOCUS report		
Increase in non-allowable assets:		-
Difference due to offsetting various asset accounts		-
against related liabilities		
Audit adjustments to record additonal compensation		-
Audit adjustments to record additional expenses		-
Net capital per the proceeding	**$**	**2,378,760**

See independent auditor's report.

Statement Related to Uniform Net Capital Rule – Alternative Method

This rule requires both the ongoing maintenance of minimum net capital and 2% of aggregate customer debits, both as defined in the Alternative Method of computing net capital. Net capital and the related aggregate customer debits fluctuate on a moment-to-moment basis. At December 31, 2018 the Company had net capital of $2,378,760 which was $2,128,760 in excess of its required minimum net capital. The Company's percentage of net capital to aggregate customer debits was 756.3%.

The Company elected to use the alternative reserve requirement net capital computation method ("Alternative Method"), permissible by the rule, which requires the Company to maintain minimum net capital pursuant to a fixed dollar amount ($250,000) or 2% of the Company's Total 15c3-3 Debits from its Computation for Determination of Reserve Requirements (whichever is greater).



COMPANIES

To the Stockholder
Ustocktrade Securities, Inc.
Newton, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have examined Ustocktrade Securities, Inc.'s (Company) statements, included in the accompanying compliance report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2018; (2) the Company's internal control over compliance was effective as of December 31, 2018; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, or 17 C.F.R. § 240.17a-13 that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
March 1, 2019

Ustocktrade Securities, Inc
275 Grove Street, Suite 2-400 Newton, MA 02466

Ustocktrade Securities Inc. (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers”). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) and Rule 17a-5;

2. The Company’s Internal Control Over Compliance was effective during the entire recent fiscal year ended December 31, 2018;

3. The Company’s Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;

4. The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Ustocktrade Securities, Inc.

I, Ernie Kappotis, swear (or affirm) that, to the best knowledge and belief, this compliance report is true and correct:

By: Ernest D. Kappotis

Title: Financial & Operations Principal

Date: January 30, 2019